October 7, 2014

VIA EDGAR AND FAX 703/813-6958
Ms. Linda Cvrkel
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Davey Tree Expert Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 000-11917

Dear Ms. Cvrkel:

The Davey Tree Expert Company (“Davey Tree” or the “Company”) respectfully submits this response to your letter dated September 24, 2014 commenting on our Form 10-K for the year ended December 31, 2013. For ease of reference, we have reproduced the full text of the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”), each of which is followed by the Company’s response.

Commission Comment 1

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 24

1. We note your disclosure that the revolving credit facility contains certain affirmative and negative covenants customary for this type of facility and includes financial covenant ratios with respect to a maximum leverage ratio and a maximum balance sheet leverage ratio. Please revise to disclose the nature of any covenants that limit, or are reasonably likely to limit, your ability to undertake financing. For example, these debt covenants may include debt incurrence restrictions, limitations on interest payments, restrictions on dividend payments and various debt ratio limits. Also, please disclose if you were in compliance with the covenants at December 31, 2013.

The Davey Tree Expert Company
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-11917

Davey Tree Response 1

The Company was in compliance with the covenants of the revolving credit facility as of December 31, 2013.

In future filings, the Company will revise the Liquidity and Capital Resources section in Management’s Discussion and Analysis of Financial Condition to indicate whether the Company was in compliance with the covenants of the revolving credit facility.

As a matter of information, the nonfinancial covenants are not of a nature that would limit, or reasonably likely to limit, the Company’s ability to undertake additional financing. Further, as a matter of information, the two financial covenants--the maximum leverage ratio and the maximum balance sheet leverage ratio--under the revolving credit facility, provide sufficient liquidity to undertake financing, both current and for the reasonably foreseeable future.

Commission Comment 2

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8
P. Defined Benefit Pension Plans, page F-23

2. We note a significant decrease in your accrued pension liabilities per page F-13. In addition, we further note from page F-23 a freeze on future benefit accruals for the SPP. However, in your reconciliations on page F-24, we note no curtailments or settlements for the SPP. Please tell us, and revise to disclose, the nature of the freeze on the SPP, the effect of the freeze on your financial statements and your related accounting. We may have further comment upon receipt of your response.

Davey Tree Response 2

The decrease in the total accrued pension liabilities of $6,954,000 (per page F-25), is due primarily to (a) a 95 basis point increase in the discount rate of 5.20% as at December 31, 2013 from 4.25% as at December 31, 2012 and (b) an approximate 17% return on plan assets during 2013.

As a matter of information and perspective, the SPP accrued pension liability approximated less than five percent of the total accrued pension liabilities of $6,134,000 (per page F-25), as at December 31, 2013.

The Davey Tree Expert Company
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-11917

The SPP had future benefit accruals frozen effective December 31, 2013--a plan curtailment (from ASC 715-30-20)--but with no accounting effect; no dollar-amount effect.

The SPP pension benefit formula is not pay related; rather, the pension benefit formula is based on benefit-plan-years of service; and, as a result, the accumulated benefit obligation was equal to the projected benefit obligation as at December 31, 2013. In addition, as a matter of information, there was no unrecognized prior service cost for the SPP in accumulated other comprehensive income at the effective date of the freeze, December 31, 2013, or December 31, 2012. Consequently, the freeze--the curtailment event--had no effect on plan obligations; no dollar-amount effect.

Commission Comment 3

S. Operations by Business Segment and Geographic Information, page F-33

3. We note that during 2013 you realigned your reporting to reflect the manner in which your performance is assessed and decisions are made in allocating resources to the segments. We also note that certain amounts for 2011 and 2012 were revised to conform to the 2013 presentation. Since your reporting segments in 2012 appear to be the same in 2013, please tell us, and revise to disclose, the nature of the realignment and the type of costs reclassified between segments.

Davey Tree Response 3
As a matter of information, a new, Company-wide strategic plan was implemented in 2013 that focused on a “customer-centric” approach to the Company’s business--growing the customer base by understanding and cultivating customer relationships. Prior to January 1, 2013, the Company’s business was managed and reported by the nature of services--rather than the type or class of customer. The names of the business segments previously reported were intended to reflect the nature of services provided; specifically: (a) Residential and Commercial Services and (b) Utility Services.

For the year ended December 31, 2013, the Company realigned its reporting to more closely reflect the manner in which performance is assessed and decisions are made in allocating resources to the segments as a result of the “customer-centric” strategic plan referred to above.

Presently, the Company’s segment reporting is by type or class of customer; specifically: (a) Residential and Commercial Services--being residential and commercial customers and (b) Utility Services--being utility customers--investor-owned, municipal, and rural electric cooperatives.

The Davey Tree Expert Company
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-11917

The Company restated all revenues and costs associated with the segments for the years ended December 31, 2012 and 2011 to conform to the 2013 segment presentation. The restatement included all required segment information (e.g., depreciation, amortization, capital expenditures, assets).

In acknowledgment of the Staff’s comment and potential confusion that using the same names of identifying the segments reported for 2013 and prior periods, in future filings, we will refer to our segments as (a) Residential and Commercial and (b) Utility.

*    *    *    *    *

In addition, as requested in the Staff’s letter, we acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and,

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at 330/673-9511, extension 8377.

The Davey Tree Expert Company

Very truly yours,

/s/Nicholas R. Sucic
Nicholas R. Sucic
Vice President and Controller

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